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                                                                EXHIBIT 19


                        EXECUTIVE EMPLOYMENT AGREEMENT



        This Agreement, dated as of November 12, 1996, by and between Medex, Inc., and Ohio corporation (the "Company"), and Alan Upton (the "Executive").

        The Company agrees to employ Executive and Executive agrees to serve in the employ of Company as an executive, as follows:

1. Term. Executive acknowledges that this Agreement does not create any obligation on Executive's part to work for Company, nor for Company to employ Executive for any fixed period of time, and Executive's employment may be terminated at any time with or without cause. Executive and Company acknowledge that employment of Executive will be subject to the terms and conditions of this Agreement, but shall be terminable at will by either party. The term of this Agreement is one year, except that Section 5 shall survive the expiration or termination of this Agreement.

2. Notice. Written notice of termination of Executive's employment shall be given by either the Company or Executive to the other Party not less than 90 days prior to the effective date of said termination. Such notice shall be given to the Company at 22982 Ivy Glenn Drive, Laguna Niguel, California 92677,
Attention:  Vice President, Human Resources and to Executive at


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his place of employment.  Executive and Company acknowledge that the notice of termination requirement of this Section in no way effects the at-will employment relationship between the Parties.

3. Compensation. As compensation for all services tendered by Executive under this Agreement, Executive shall be paid as follows:

        A. Salary. Executive shall be paid a base salary at the rate in effect immediately prior to the date of this Agreement. The salary will be paid in the same installments as prevail for other executives of the Company.

        B. Benefits. In addition, Executive shall be eligible to participate in the benefit plans and programs which were applicable to similarly situated executives.

        C. Severance. In the event Executive's employment is involuntarily terminated by the Company within one year from the date of this Agreement, other than after a "change in control" as defined in the Employment Agreement, as amended, previously executed by Executive, Executive shall be entitled to severance payments equivalent to the greater of (i) one year of salary and bonus (based upon "Target Income"); or (ii) the amount which they would be entitled to under the Comopany's current severance practices (which the Employee acknowledges is no greater than one month of base salary for each year of employment plus an





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additional two months of base salary if Executive is greater than 40 years old at the date of termination). However, should Executive's employment be terminated due to the occurrence of any of the following: Executive violates the provisions of Section 4 or 5 herein, commits, is arrested or otherwise officially charged with a felony or any crime involving moral turpitude, or any other criminal activity or unethical conduct which, in the good faith opinion of the Company, would impair Executive's ability to perform his duties hereunder or would impair the business reputation of the Company, Executive shall not be entitled to receive any severance payments. Company and Executive acknowledge that merger contemplated with Furon Company shall not constitute a "change in control" under the Employment Agreement.

4. Obligation of Loyalty. Throughout Executive's employment with the Company, Executive is required to devote his full time and energy to the performance of his duties and responsibilities and to the promotion of the Company's interests.

5. Confidentiality. Recognizing that the knowledge and information about, or relationships with, the business associates, customers, clients and agents of the Company and its subsidiaries or affiliates and the business methods, systems, plans and policies of the Company and of its subsidiaries and affiliates which Executive has heretofore and shall hereafter receive, obtain or establish as an employee of the Company or




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otherwise are valuable and unique assets of the Company, Executive agrees that, during the continuance of this Agreement and thereafter, he shall not (otherwise than pursuant to his duties hereunder) disclose without the written consent of the Company, any material or substantial, confidential or proprietary know-how, data or information pertaining to the Company, its subsidiaries or affiliates, or its business, personnel or plans, to any person, firm, corporation or other entity, for any reason or purpose whatsoever. Executive acknowledges and agrees that all memoranda, notes, records and other documents made or compiled by Executive or made available to Executive concerning the Companies business shall be the Company's exclusive property and shall be delivered by Executive to the Company upon expiration or termination of this Agreement or at any other time upon the request of the Company.

6.      Severability.   If any provision of this Agreement or any part hereof
is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all conditions and provisions of this Agreement which can be given effect without such invalid, unlawful or unenforceable provision shall, nevertheless, remain in full force and effect.

7.      Warranty.   Executive warrants and represents that he is not and will
not become a party to any agreement, contract, arrangement or understanding, whether of employment or otherwise,



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that would in any way restrict or prohibit him from undertaking or performing his duties in accordance with this Agreement.

8. Effect of Other Agreements. This Agreement does not supersede any previously written and executed agreements between the parties herein, such as the "Employment Agreement" which becomes effective under certain conditions when there is a change in control of the Company. The Executive has reviewed and executed the "Memorandum and Acknowledgement" dated September 20, 1996 concerning Supplemental Executive Retirement Plan/Keyman Life Insurance. The Memorandum and Acknowledgement is incorporated herein by reference as if set forth fully herein. This Agreement shall, from the date of its execution, supersede, in all respects, all previous oral agreements in regard to employment between Executive and the Company. This Agreement shall not be altered, modified, amended or terminated except by written instrument signed by each of the Parties hereto.

9. Governing Law. This Executive Employment Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio.

10. Effectiveness. This Executive Employment Agreement shall become effective upon consummation of the tender offer being made by Furon Company for the outstanding Common Stock of the Company.


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        In witness whereof, the parties hereto, intending to be legally bound, have executed this Agreement as of the date first written above.


EXECUTIVE                            COMPANY: MEDEX, INC.
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Name:                                By:
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     Alan Upton


Date:                                Title:
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                                     Date:
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